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                                                                     EXHIBIT 68

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                                 DRILLING REPORT
                                  27 APRIL 2004

MOOSE - 2 ST1

TYPE:                  Oil Exploration / Appraisal well

LOCATION:              PPL 238, Eastern Papuan Basin

                       145 degrees 12.30" E, 06 degrees 59.69' S

CURRENT STATUS:        Currently directional drilling at 1,024 meters (3,359
                       feet) to re-establish separation between sidetrack and original well, after initial sidetrack drilled back into original well.

PLANNED TOTAL DEPTH:   1,700 m (5,577ft)

OPERATOR:              InterOil subsidiary SPI (208) Limited

PROSPECT DESCRIPTION:  Step-out well to appraise the extent of the Moose limestone reservoir that had oil shows in the Moose ST-1 well, approximately 4.5 km (3 miles) away.

                       Deeper exploration target of Pale sandstone, two-way dip closure, doubly plunging thrust anticline.

STERLING MUSTANG - 1

TYPE:                  Oil Exploration

LOCATION:              PPL 238 Eastern Papuan Basin

                       145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

CURRENT STATUS:        Drilled ahead to 2, 203 meters (7,227 feet) prior to
                       drill bit change. Drilling breaks and lost circulation
                       (sandstone and limestone increases) occurred at 2,103 meters (6,899 feet), regained partial circulation at 2,135 meters (7,004 feet). Drilling mud contained 6.8% gas (methane, ethane, propane and butane) when returns were re-established.

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                       The primary and secondary targets appear to be deeper
                       than pre-drill estimates due to a thicker than predicted Miocene Aure Beds geological sequence. Equipment has been mobilized to allow the rig to drill to approximately 3,000 meters (9,842 feet) if required.

                       Progress for the week was 240 meters (787 feet). Current activity is running in hole with a new drill bit.

PLANNED TOTAL DEPTH:   Up to 3,000 m (9,841 ft), subject to geology. Equipment
                       has been mobilized to allow the rig to drill to approximately 3,000 meters if required.

INTEREST:              InterOil subsidiary SPI (208) Limited 100%

OPERATOR:              SPI (208) Limited

PROSPECT DESCRIPTION:  Two-way dip, doubly plunging thrust anticline with Late
                       Cretaceous Pale and Subu quartz sandstones (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

PLEASE SEE THE INTEROIL WEB SITE AT WWW.INTEROIL.COM

NORTH AMERICA                           AUSTRALASIA
Gary M Duvall                           Anesti Dermedgoglou
Vice President, Corporate Development   Vice President, Investor Relations
InterOil Corporation                    InterOil Corporation
gary.duvall@interoil.com                anesti@interoil.com
Houston TX USA                          Cairns Qld Australia
Phone: +1 281 292 1800                  Phone: +61 7 4046 4600

Lisa Elliott                            Andy Carroll
DRG&E                                   General Manager, Exploration &
                                        Production
lelliott@drg-e.com                      InterOil Corporation
Phone: +1 713 529 6600                  Phone: +61 2 9279 2000